EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES
(In Millions)

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Consolidated pretax income (loss) from continuing operations	$60.0	$207.0	$313.1	$(19.7)	$1,190.9	$1,105.4
Undistributed earnings of non-consolidated affiliates	—	—	(0.1)	(9.9)	(74.4)	(404.8)
Amortization of capitalized interest	—	0.1	0.3	0.3	2.3	3.7
Interest expense	105.3	201.1	230.0	178.3	189.9	208.8
Acceleration of debt issuance costs	116.3	35.6	11.3	3.6	—	0.2
Interest portion of rental expense	0.2	0.3	0.9	2.3	2.1	2.8
Total Earnings	$281.8	$444.1	$555.5	$154.9	$1,310.8	$916.1
Interest expense	$105.3	$201.1	$230.0	$178.3	$189.9	$208.8
Acceleration of debt issuance costs	116.3	35.6	11.3	3.6	—	0.2
Interest portion of rental expense	0.2	0.3	0.9	2.3	2.1	2.8
Preferred Stock dividend requirements	—	—	38.4	51.2	48.7	—

Fixed Charges Requirements	$221.8	$237.0	$280.6	$235.4	$240.7	$211.8

RATIO OF EARNINGS TO FIXED CHARGES	1.3	1.9	2.0	(A)	5.4	4.3
(A) For the year ended December 31, 2014, there was a deficiency of earnings to cover the fixed charges of $235.4 million.